Gateway Strategic Acquisition Co.

18/F

68 Yee Wo Street

Causeway Bay

Hong Kong

April 20, 2022

Office of Finance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Michael Henderson; Hugh West; Eric Envall; and Sandra Hunter Berheimer

Re:	Gateway Strategic Acquisition Co. (CIK No. 0001846689) Registration Statement on Form S-1

Dear Messrs. Henderson, West and Envall and Ms. Berheimer:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Gateway Strategic Acquisition Co. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 (File No. 333-254614) together with all exhibits thereto (the “Registration Statement”), effective as of the date hereof or at the earliest practicable date hereafter. The Registration Statement was originally filed by the Company on March 23, 2021.

The Company has determined not to proceed at this time with the offering and sale of the securities proposed to be covered by the Registration Statement. The Registration Statement has not been declared effective by the Commission and the Company confirms that no securities have been sold pursuant to the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding this letter, please contact the Company’s legal counsel, Jessica Zhou of White & Case at +852 2822 8725.

Sincerely,

GATEWAY STRATEGIC ACQUISITION CO.

/s/ Hing Bong Humbert Pang
Hing Bong Humbert Pang
Chief Executive Officer and Director

cc: Jessica Zhou, White & Case